AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements
under Rule 15c3-3 (exemption)

December 31, 2016

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as Avanti Securities Corperaton claims exemption from such computation under Section (k)(2)(i), as the Company carries no margin accounts and has no customers.

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 (exemption)

December 31, 2016

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(2)(i), since the Company carries no margin accounts and has no customers.

See accompanying report of Independent Registered Public Accounting firm.